07020803

Ferreyros

Exemption pursuant to Rule 12g3-2(b) 82-4567
Submission of: Other information

Lima, January 31th,2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Hereby we would like to inform on some changes in the company's management.

Mr. Raúl Alfaro Vives renounced to the position of Construction and Industry Business Division Manager and leaves the company.

Mr. Gonzalo Diaz Pró has been promoted to the position of Central Business Manager and will supervise the Mining, Heavy Construction and Industry and General Construction Divisions in which the following managers have been appointed:

Mr. Alberto Parodi de la Cuadra has been promoted to the position of Construction and Industry Business Division Manager.

Mr. Oscar Rubio Rodríguez has been promoted as Manager of the General Construction Business Division that will operate thru our subsidiary Unimaq – Cat Rental Store where he is General Manager.

Mr. Jorge Durán Chenaux has been promoted to the position of Mining Division Manager that Diaz Pro is leaving.

Mr. Luis Bracamonte Loayza has been promoted to the position of Branches Central Manager.

Sincerely

Ferreyros S.A.A.
MARIELA GARCIA DE FABBRI
Gerente General Adjunto

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